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Jane A. Kanter Partner jane.kanter@dechert.com +1 202 261 3302 Direct +1 202 261 3002 Fax

November 26, 2013

Via EDGAR CorrespondEnce

James E. O’Connor

Attorney/Advisor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re: ETF Series Trust (“Trust”), File Nos. 811-22732 and 333-183155

Dear Mr. O’Connor:

As we discussed on November 25, 2013 in reference to post-effective amendment no. 3 to the Trust’s Registration Statement on Form N-1A relating to the Recon Capital NASDAQ 100 Covered Call ETF (“Fund”), we will revise the Fund’s summary prospectus and prospectus to disclose that the Fund will invest more than 80% of its assets in its benchmark index, the CBOE NASDAQ-100® BuyWrite Index.

The Trust hereby acknowledges the following:

•	should the Commission or the SEC staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the SEC staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jane A. Kanter, Esq.

Jane A. Kanter, Esq.